UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2/A

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

811-22684				June 15, 2015
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

350 Fifth Avenue, Suite 7120, New York, New York 10118

EXPLNATORY NOTE

Form-17f-2 dated June 29, 2015 is being amended to include the date of the audit opinion which was June 29, 2015.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

June 15, 2015

We, as members of management of Daxor Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 15, 2015 and from November 1, 2014 through June 15, 2015.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as June 15, 2015 and from November 1, 2014 through June 15, 2015, with respect to securities reflected in the investment accounts of the Company.

Daxor Corporation

/s/ Joseph Feldschuh
Joseph Feldschuh
President

/s/ David Frankel
David Frankel
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Daxor Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Daxor Corporation (the “Company”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 15, 2015. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 15, 2015: and with respect to agreement of security purchases and sales, for the period from November 1, 2014 through June 15, 2015:

●	Confirmation of all securities held by UBS Financial Services Inc., TD Ameritrade, Taglich Brothers and Brill Securities (“Custodians”), the Company’s custodians;

●	Confirmation of all open future positions with brokers;

●	Reconciliation of all such securities to the books and records of the Company and the Custodians.

●	Agreement of two security purchases and eight security sales since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 15, 2015 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Stockholders and Board of Directors of Daxor Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

New York, NY

June 29, 2015